UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In May 2008 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				992,100,150		64.6346	32.3173
Non-Voting Shares				24,262,162		1.5806	0.7903
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Credit Exchange	12-mai	28,754,248
Common Shares		Total		28,754,248
Non-Voting Shares		Debit Exchange	12-mai	23,887,825
Non-Voting Shares		Total		23,887,825
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,020,854,398		66.5079	33.2539
Non-Voting Shares				374,337		0.0243	0.0121

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In May 2008 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,406,209	0.9385	0.4692
Non-Voting Shares			14,814,523	0.9651	0.4825
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,406,209	0.9385	0.4692
Non-Voting Shares			14,814,523	0.9651	0.4825

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			4	0.0433	0.0433
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			4	0.0433	0.0433
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In May 2008 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				900,128		0.0586	0.0293
Non-Voting Shares				2,036,066		0.1326	0.0663
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	2/mai	12,804	35.00	R$ 448,140.00
Common Shares		buy	2/mai	100	34.50	R$ 3,450.00
Common Shares		buy	2/mai	200	34.93	R$ 6,986.00
Common Shares		buy	2/mai	8,400	34.94	R$ 293,496.00
Common Shares		buy	2/mai	300	34.95	R$ 10,485.00
Common Shares		buy	2/mai	800	34.99	R$ 27,992.00
Common Shares		buy	13/mai	90	33.21	R$ 2,988.90
Common Shares		buy	13/mai	200	33.23	R$ 6,646.00
Common Shares		Total		22,894		R$ 800,183.90
Non-Voting Shares		buy	2/mai	5,000	40.50	R$ 202,500.00
Non-Voting Shares		buy	13/mai	1,700	37.98	R$ 64,566.00
Non-Voting Shares		buy	13/mai	100	38.19	R$ 3,819.00
Non-Voting Shares		buy	30/mai	217	39.20	R$ 8,506.40
Non-Voting Shares		buy	19/mai	78	38.15	R$ 2,975.70
Non-Voting Shares		buy	19/mai	700	38.30	R$ 26,810.00
Non-Voting Shares		Total		7,795		R$ 309,177.10
Non-Voting Shares		sell	2/mai	4,800	41.02	R$ 196,896.00
Non-Voting Shares		sell	2/mai	1,600	41.09	R$ 65,744.00
Non-Voting Shares		sell	2/mai	1,214	41.30	R$ 50,138.20
Non-Voting Shares		sell	2/mai	85	41.31	R$ 3,511.35
Non-Voting Shares		sell	2/mai	8,200	41.40	R$ 339,480.00
Non-Voting Shares		sell	2/mai	3,400	41.41	R$ 140,794.00
Non-Voting Shares		sell	8/mai	45	39.12	R$ 1,760.40
Non-Voting Shares		sell	15/mai	675	37.69	R$ 25,440.75
Non-Voting Shares		Total		20,019		R$ 823,764.70
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				923,022		0.0601	0.0300
Non-Voting Shares				2,023,842		0.1318	0.0659

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In May 2008 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				8,100		0.0005	0.0002
Non-Voting Shares				97,634		0.0063	0.0031
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Spinelli S.A. C.V.M.C	buy	13/mai	8,000	38.28	R$ 306,240.00
Non-Voting Shares		Total		8,000		R$ 306,240.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				8,100		0.0005	0.0002
Non-Voting Shares				105,634		0.0068	0.0034

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In May 2008 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(X) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			36	0.0000	0.0000
Non-Voting Shares			4,774	0.0003	0.0001
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			36	0.0000	0.0000
Non-Voting Shares			4,774	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.